
January 5, 2015

<u>Via E-mail</u>
Jack Gee
Chief Financial Officer
iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

      Re: iShares Commodity Optimized Trust
              Form 10-K for the fiscal year ended December 31, 2013
              Filed on February 28, 2014
              File No. 001-36044

Dear Mr. Gee:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Branch Chief